Exhibit 99.3

EXECUTION VERSION

MELINTA THERAPEUTICS, INC.

(F/K/A CEMPRA, INC.)

NOTICE OF STOCK OPTION GRANT

Melinta Therapeutics, Inc. (the “Company”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below in accordance with that certain employment agreement between Optionholder and the Company, dated October 30, 2017 (as it may be amended from time to time, the “Employment Agreement”). This option grant (the “Option”) is intended to be an employment inducement award being made in accordance with NASDAQ Rule 5635(c)(4), and pursuant to which the Company will promptly hereafter register all shares of Common Stock hereunder pursuant to SEC Form S-8, and is not intended to be an award made under any stock incentive plan adopted by the Company, including the Company’s 2011 Equity Incentive Plan, as amended, as in effect on the date hereof (the “Plan”). Notwithstanding the preceding sentence, this Option shall be construed as if this Option had been granted under the Plan in accordance with and consistent with, and subject to, the provisions of the Plan, a copy of which has been made available to Optionholder, and the terms of which are incorporated into this Notice of Stock Option Grant and the Option Agreement attached hereto. Optionholder agrees to be bound by the terms and conditions of this Notice of Stock Option Grant, the Option Agreement and the Plan and any future amendments to the Plan which do not materially impair Optionholder’s rights hereunder. Notwithstanding the foregoing, for the avoidance of doubt, in the event of any inconsistency between the Plan, this Notice of Stock Option Grant, the Option Agreement, the provisions of this Notice of Stock Option Grant and the Option Agreement shall govern, and in the event of any inconsistency between this Notice of Stock Option Grant and the Option Agreement and the Employment Agreement, the provisions of the Employment Agreement shall govern.

Optionholder:	Daniel Mark Wechsler

Date of Grant	November 3, 2017

Grant Number:

Vesting Commencement Date	November 3, 2017

Exercise Price per Share	$11.65

Total Number of Shares Granted	550,981

Type of Option:	Nonstatutory Stock Option

Term/Expiration Date:	10 Years from the Date of Grant

Vesting Schedule:

Subject to Sections 4(d) and 8(d)(vi) of the Employment Agreement, subject to Participant’s continued employment with the Company through each applicable vesting date, twenty-five percent (25%) of the Option will vest and become exercisable on the first anniversary of the Vesting Commencement Date and the remainder will vest and become exercisable in substantially equal monthly installments during the three (3) year period commencing on the first anniversary of the Vesting Commencement Date.

Termination Period:

Option may be exercised for up to three (3) months after termination of Continuous Service, except as set out in Section 6 of the Option Agreement (but in no event later than the Expiration Date); provided that a termination for “Cause”, as defined in the Employment Agreement, is governed by Section 5 of the Plan, which provides for immediate termination of the Option upon such termination for “Cause.”

Additional Terms/Acknowledgements: The undersigned Optionholder acknowledges receipt of, and understands and agrees to, this Notice of Stock Option Grant, the Option Agreement, and the Plan. Optionholder further acknowledges that as of the Date of Grant, this Notice of Stock Option Grant, the Option Agreement, the Plan and the Employment Agreement set forth the entire understanding between Optionholder and the Company regarding options granted hereunder and supersede all prior oral and written agreements on that subject.

OPTIONHOLDER:	MELINTA THERAPEUTICS, INC.

By:
Daniel Mark Wechsler	Name:
Title:

MELINTA THERAPEUTICS, INC.

(F/K/A CEMPRA, INC.)

OPTION AGREEMENT

(NONSTATUTORY STOCK OPTION)

Pursuant to your Notice of Stock Option Grant (“Grant Notice”) and this Option Agreement, Melinta Therapeutics, Inc. (the “Company”) has granted you an option to purchase the number of shares of the Company’s Common Stock set forth in the Grant Notice in accordance with the terms of the employment agreement between you and the Company, dated October 30, 2017 (as it may be amended from time to time, the “Employment Agreement”). The option grant is intended to be an employment inducement award being made in accordance with NASDAQ Rule 5635(c)(4) , and pursuant to which the Company will promptly hereafter register all shares of Common Stock hereunder pursuant to SEC Form S-8, and is not intended to be an award made under any stock incentive plan adopted by the Company, including the Company’s 2011 Equity Incentive Plan, as amended, as in effect on the date hereof (the “Plan”). Notwithstanding the preceding sentence, the option shall be construed as if the option had been granted under the Plan in accordance with and consistent with, and subject to, the provisions of the Plan, a copy of which has been made available to you, and the terms of which are incorporated into this Option Agreement (this “Agreement”) except as otherwise specifically stated herein. Defined terms not explicitly defined in this Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your option, in addition to those set forth in the Grant Notice, are as follows:

1.    VESTING. Subject to the limitations contained herein, your option will vest as provided in your Grant Notice, provided that, subject to Section 8(d)(vi) of the Employment Agreement, vesting will cease upon the termination of your Continuous Service.

2.    NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share referenced in your Grant Notice may be adjusted from time to time for Capitalization Adjustments.

3.    METHOD OF PAYMENT. Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in cash or by check or in one or more of the following manners:

(a)    Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.

(b)    Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, you may not exercise your option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c)    Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, and subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of your option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company shall accept a cash or other payment from you to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; provided further, however, that shares of Common Stock will no longer be outstanding under your option and will not be exercisable thereafter to the extent that (1) shares are used to pay the exercise price pursuant to the “net exercise,” (2) shares are delivered to you as a result of such exercise, and (3) shares are withheld to satisfy tax withholding obligations.

4.    WHOLE SHARES. You may exercise your option only for whole shares of Common Stock.

5.    SECURITIES LAW COMPLIANCE. Notwithstanding anything to the contrary contained herein, you may not exercise your option unless the shares of Common Stock issuable upon such exercise are then registered under the Securities Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

6.    TERM. You may not exercise your option before the commencement or after the expiration of its term. The term of your option commences on the Date of Grant and expires upon the earliest of the following:

(a)    immediately upon the termination of your Continuous Service for Cause;

(b)    three (3) months after the termination of your Continuous Service for any reason other than Cause, your Disability or death; provided, however, that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in Section 5, your option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service;

(c)    twelve (12) months after the termination of your Continuous Service due to your Disability;

(d)    twelve (12) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates for any reason other than Cause;

(e)    the Expiration Date indicated in your Grant Notice; or

(f)    the day before the tenth (10th) anniversary of the Date of Grant.

7.    EXERCISE.

(a)    You may exercise the vested portion of your option during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

(b)    By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, or (ii) the disposition of shares of Common Stock acquired upon such exercise.

8.    TRANSFERABILITY. Your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option. In addition, you may transfer your option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the option is held in the trust, provided that you and the trustee enter into transfer and other agreements required by the Company.

9.    OPTION NOT A SERVICE CONTRACT. Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective stockholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

10.    WITHHOLDING OBLIGATIONS.

(a)    At the time you exercise your option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under

Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b)    Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the    exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c)    You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein unless such obligations are satisfied.

11.    TAX CONSEQUENCES. You agree to review with your own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. You shall rely solely on such advisors and not on any statements or representations of the Company or any of its agents. You understand that you (and not the Company) shall be responsible for your own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

12.    NOTICES. Any notice or request required or permitted hereunder shall be given in writing to each of the other parties hereto and shall be deemed effectively given on the earlier of (a) the date of personal delivery, including delivery by express courier, (b) e-mail or facsimile with confirmation of receipt or (c) the date that is five days after deposit in the United States mail (whether or not actually received by the addressee), by registered or certified mail with postage and fees prepaid, addressed at the following addresses, or at such other address(es) as a party may designate by ten days’ advance written notice to each of the other parties hereto:

COMPANY:	Melinta Therapeutics, Inc.
Attn: Chief Financial Officer 6320 Quadrangle Drive, Suite 360 Chapel Hill, NC 27517

YOU:	Your address as on file with the Company at the time notice is given.

13.    MISCELLANEOUS.

(a)    The headings of the Sections in this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement or to affect the meaning of this Agreement.

(b)    The rights and obligations of the Company under your option shall be transferable by the Company to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by, the Company’s successors and assigns. Your rights and obligations under your option may only be assigned with the prior written consent of the Company.

(c)    You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your option.

(d)    You acknowledge and agree that you have reviewed your option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your option and fully understand all provisions of your option.

(e)    This Agreement shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(f)    All obligations of the Company under this Agreement shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

14.    CHOICE OF LAW. The interpretation, performance and enforcement of this Agreement shall be governed by the law of the state of Delaware without regard to such state’s conflicts of laws rules.

15.    SEVERABILITY. If all or any part of this Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of this Agreement not declared to be unlawful or invalid. Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

16.    APPLICATION OF SECTION 409A. This option is intended to be exempt from the application of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) pursuant to Treasury Regulation 1.409A-1(b)(5) (or any other applicable exemption). This Agreement shall be interpreted in a manner consistent with that intent. To the extent not so exempt, the delivery of shares in respect of the Units provided under this Agreement will be conducted, and this Agreement will be construed, in a manner that complies with Section 409A and is consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent that (a) one or more of the payments or benefits received or to be received by you pursuant to this Agreement would constitute deferred compensation subject to the requirements of Section 409A, and (b) you are a “specified employee” within the meaning of Section 409A, then such payment or benefit

(or portion thereof) will be delayed until the earliest date following your “separation from service” with the Company within the meaning of Section 409A on which the Company can provide such payment or benefit to you without your incurrence of any additional tax or interest pursuant to Section 409A, with all payments or benefits due thereafter occurring in accordance with the original schedule. Notwithstanding any of the foregoing, you are solely responsible for the payment of any taxes or penalties arising under Section 409A with respect to the option, the vesting of the option, or the delivery of the shares subject to the option.

Appendix B

MELINTA THERAPEUTICS, INC.

(F/K/A CEMPRA, INC.)

NOTICE OF EXERCISE

Melinta Therapeutics, Inc.

Date of Exercise:

Ladies and Gentlemen:

This constitutes notice under my stock option that I elect to purchase the number of shares for the price set forth below.

Type of option:	Nonstatutory Stock Option
Stock option dated:	November 3, 2017
Number of shares as to which option is exercised:
Shares to be issued in name of:	Daniel Mark Wechsler
Total exercise price:	$
Cash payment delivered herewith:	$
Value of shares of Melinta Therapeutics, Inc.
Common Stock delivered herewith[1]:	$

By this exercise, I agree (i) to provide such additional documents as you may require, and (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option.

Very truly yours,

Name:

[1]	Shares must meet the public trading requirements set forth in the option. Shares must be valued on the date of exercise and the option being exercised, and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

B-1